PIRANHA VENTURES, INC.

9160 South 300 West, Suite 101

Sandy, Utah 84070

(801) 706-9429

May 10, 2011

TO:  Marie Mills-Apenteng

FROM:  Kip Eardley

RE:  PIRANHA VENTURES, INC. (PNHV) preliminary 14C revision correspondence.

Dear Marie,

On Friday, May 6th, 2011 we filed the revised 14C with highlighted changes to reflect the telephone comments provided to the Company. The changes reflect the addition of a chart showing the effects of the corporate actions as well as additional disclosure indicating the Company has no current plans to issue additional shares as a result of the corporate actions.  If you require additional changes, please feel free to contact me and we will make the changes and forward to your attention. If there are no further changes, please let me know and we will submit the definitive 14C. Thank you for your help in this matter and the opportunity to email the changes prior to filing.

Sincerely,

/s/ Kip Eardley

Kip Eardley, President

Piranha Ventures, Inc.

e-mail: keardley@gmail.com